Tel Aviv | October 19, 2010

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Robert Benton- Staff Accountant Jan Woo- Staff Attorney Maryse Mills- Apenteng- Special Counsel Kathleen Collins- Accounting Branch Chief

Re:	Silicom Ltd. (the "Company") Form 20-F for the Fiscal Year Ended December 31, 2009 Filed March 18, 2010–10–04 File No. 000-23288

Ladies and Gentlemen,

On behalf of Silicom Ltd. (the "Company"), set forth below are the Company's responses to the comments (the "Comments") of the staff of the Division of Corporation Finance (the "Staff") transmitted by letter dated September 21, 2010 (the "Comment Letter"), in relation to the Company's Form 20-F for the Fiscal Year Ended December 31, 2009 ("2009 20-F"). For your reference, a copy of the Company’s proposed draft for Amendment No. 1 on Form 20-F/A to the 2009 20-F (“Amendment No. 1”) is enclosed with this letter.

For the convenience of the Staff, we have restated in this letter, each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter.  Capitalized terms used and not defined have the meanings given in the 2009 20-F.

20-F for the Fiscal Year Ended December 31, 2009

Risk Factors, page 9

1.
You state on pages 51-52 that two of your founders, Messrs. Yehuda and Zohar Zisapel are directors and principal shareholders of several other corporations and in the event that any opportunities to develop, manufacture or sell new products or enter new fields arise which may conflict with the company, the directors then in office will determine whether or not you should seek to pursue it. You also disclose that a majority of your board of directors is not comprised of independent directors. Please tell us what consideration you gave to including risk factor disclosure regarding any conflicts that may arise from the relationships of your directors, officers and major shareholders.

Response: The Company respectfully advises the Staff that indeed Messrs. Yehuda and Zohar Zisapel are also founders, directors and principal shareholders of several other corporations within the Rad Group.

With respect to any related party transactions with members of the Rad Group, in which Messrs. Yehuda and Zohar Zisapel (or any other office holders of the Company) have a personal interest, conflict of interest or raise issues of such office holders’ fiduciary duties, the Company is required to implement the approval mechanism provided for in the Israeli Companies Law-1999 and the regulations promulgated thereunder (the "Israeli Companies Law"), pursuant to which such transaction may require audit committee, board of directors and shareholders approval as applicable in accordance with Israeli law.

Furthermore, as disclosed on page 54 of Amendment No.1, in January 2006 the Company's board of directors resolved that any sales to, or purchases from any members of the Rad Group from time to time must either (i) meet certain criteria, including a stipulation that (a) the transactions between the Company and members of the Rad Group relate to standard equipment, services and products purchased or sold by the Company and the Rad Group, as applicable (b) that such transactions occur within the Company's ordinary course of business, and (c) that transactions with members of the Rad Group must be entered into at least on market terms and at a value lower than 0.5% of the Company's annual turnover per transaction and not more than 1% of the Company's annual turnover in the aggregate for all such transactions in a financial year; or (ii) be specifically approved by the audit committee, board of directors and shareholders of the Company, as applicable in accordance with the Israeli Companies law.

As disclosed on page 61 of Amendment No.1, in accordance with Israeli law and practice and subject to the exemption set forth in Rule 4350(a)(1) of the NASD Marketplace Rules, the Company follows the provisions of the Israeli Companies Law, rather than the requirements of Rule 4350 of the Market Place Rules, with respect to the independence of the Company's directors. Thus, a majority of the Company's board of directors is not comprised of independent directors as defined in Rule 4200 of the NASD Marketplace Rules, but does include two external directors in accordance with the provisions contained in Sections 239-249 of the Israeli Companies Law.

Given the Company's compliance with the provisions of the Israeli Companies Law with respect to the approval process of any conflicts that may arise from the relationships of the Company's directors, officers and major shareholders, and with respect to the independence of its directors, as well as its adoption of certain restrictive criteria for entering into any transactions with the Rad Group, the Staff is respectfully advised that the Company considers any risks regarding any conflicts that may arise from the relationships of its directors, officers and major shareholders as not material.

Item 4. Information on the Company, page 20

2.
You state that your two top customers accounted for 27% of your revenues in 2009. Please tell us what consideration you have given to disclosing the identities of the customers and to discussing the material terms of any contractual arrangements with these significant customers. It appears that your revenues in the past have been affected by a reduction in the orders of these customers and that you may be substantially dependent on the related customer contracts. Please file the agreements as exhibits to the Form 20-F or provide us with a detailed analysis as to why you believe the agreements need not be filed pursuant to Instruction 4(b)(ii) to the Exhibits of Form 20-F.

Response: The Company respectfully advises the Staff that its revenues in the past have been affected by a reduction in the orders of only one of its top customers.

The Company supplementally advises the Staff that the Company does not have any material contractual arrangements in writing with its customers other than standard purchase orders which the Company receives from time to time, which are customarily based on standard terms and conditions of such customers and are customarily not negotiated. While the Company and its customers may agree in writing on confidentiality obligations or delivery methods, there are generally no written contractual arrangements defining the material terms of the transactions. Therefore, the Company does not depend on customer contracts which would require disclosure. The Company does not wish to disclose the identities of its two top customers or their standard terms and conditions due to reasonable business considerations, including exposure to competition with respect to such customers by the Company's existing and future competitors.

The Company respectfully advises the Staff that, because of the reasons described above, it does not file agreements with customers pursuant to Instruction 4(b)(ii) to the Exhibits of Form 20-F.

3.
We note your disclosure that that you use certain key components in your products that are currently available from only one source and others that are available from a limited number of sources. Please tell us what consideration you have given to disclosing the material terms of your contractual arrangements with these suppliers, including Intel and Broadcom, and filing the agreements as exhibits to the Form 20-F. See Instruction 4(b)(ii) to the Exhibits of Form 20-F.

Response: As described in the Company’s response to Comment 2 above, the Company respectfully advises the Staff that it does not have any material contractual arrangements in writing with its suppliers other than standard purchase orders which the Company provides from time to time.

The Company respectfully advises the Staff that, because of the reasons described above, it does not file agreements with suppliers pursuant to Instruction 4(b)(ii) to the Exhibits of Form 20-F.

Item 5. Operating Results, page 34

4.
We note instances where two or more sources of a material change have been identified, without quantifying the amount that each source contributed to the change. For example, you state that the decrease in revenue in 2008 was due to the global downturn and the difficult market environment, and to a reduction in the orders of the company's largest customer. As a further example, you state that the increase in research and development expenses in 2008 was attributable to a weakening of the US Dollar against the New Israeli Shekel and to your continued investment in new products development, enhancements to existing products and the development of new and networking and connectivity technologies. Please quantify each source that contributed to a material change. See Item 5.A of Form 20-F and Section III.D of SEC Release No. 33-6835.

Response: The Company respectfully advises the Staff with respect to the instances where two or more sources of a material change have been identified, as follows:

A.
As disclosed on page 36 of Amendment No.1, sales in 2008 decreased by 4.6% to $25,554 thousand compared to $26,784 thousand in 2007, primarily due to the global downturn and the difficult market environment, and to a reduction in the orders of the Company's largest customer.

As disclosed in Note 12B to the Company's Consolidated Financial Statements for the year ending December 31, 2009 (the "2009 Financial Statements"), in 2008 orders by the Company's largest customer decreased by 31% to $5,108 thousand compared to $7,438 thousand in 2007. Orders by this customer decreased primarily due to changes in the appliance configuration of the customer, which began offering the Company's copper BYPASS cards as an optional add-on rather than as a standard component, as well as the global downturn and the difficult market environment. The Company is unable to separately quantify (i) the contribution of the changes in the customer's appliance configuration and (ii) the contribution of the global downturn on a general reduction in the customer's orders.

The Company respectfully advises the Staff that the above constitutes the maximum extent of quantification possible for the contribution of two causes of material changes from year-to-year in financial statement line items, as necessary to understanding the registrant's businesses as a whole.

The Company advises the Staff that it has noted the Staff's comment and added the required disclosure in Item 5 of Amendment No. 1.

B.	As disclosed on page 37 of Amendment No.1, research and development expenses in 2008 increased by 38.0% to $3,048 thousand compared to $2,208 thousand in 2007.

This increase was mainly attributed to a continued weakening of the US Dollar against the New Israeli Shekel and to the Company's continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies.

The Company respectfully advises the Staff that the continued weakening of the US Dollar against the New Israeli Shekel (since a significant portion of the Company’s research and development expenses are incurred in New Israeli Shekel) and the Company's continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies contributed approximately $300 thousand and $350 thousand, respectively, to the increase in research and development expenses in 2008, while a mixture of other factors contributed approximately $190 thousand to such increase. The total increase in research and development expenses in 2008 compared to 2007 was in the amount of $840 thousand.

The Company advises the Staff that it has noted the Staff's comment and added the required disclosure in Item 5 of Amendment No. 1.

C.
As disclosed on page 37 of Amendment No.1, selling and marketing expenses in 2008 increased by 36.2% to $2,093 thousand compared to $1,537 thousand in 2007, mainly due to a continued weakening of the US Dollar against the New Israeli Shekel and to the Company's continued investment in the promotion of the Company's server networking products.

The Company respectfully advises the Staff that the continued weakening of the US Dollar against the New Israeli Shekel (since a significant portion of the Company's selling and marketing expenses are incurred in New Israeli Shekels) and the Company's continued investment in the promotion of the Company's server networking products contributed approximately $150 thousand and $300 thousand, respectively, to the increase in selling and marketing expenses in 2008, while a mixture of other factors contributed approximately $110 thousand to such increase. The total increase in selling and marketing expenses in 2008 as compared to 2007 was in the amount of $556 thousand.

The Company advises the Staff that it has noted the Staff's comment and added the required disclosure in Item 5 of Amendment No. 1.

5.
We note from your disclosures on page 37 that inventory levels were higher at December 31, 2008 because certain customers postponed and/or cancelled their purchase orders during the fourth quarter of fiscal 2008. We further note that you have recorded write-downs for obsolete inventory for each of the last three fiscal years.  Tell us your consideration to include a discussion of how certain events, uncertainties and/or changes in circumstances (i.e. order cancellations, economic downturn, etc.) have impacted your inventory levels and accordingly the impact (or the expected impact) on your financial condition and results of operations. In addition, tell us how you considered enhancing your critical accounting policy disclosures to discuss the impact that estimates and assumptions have had on your inventory accounting and the potential risk for additional write-downs of obsolete or slow moving inventory inherent in such estimates and assumptions. Please refer to Item 5.D. of Form 20-F and Section V of SEC Release No. 34-48960.

Response: The Company respectfully advises the Staff that write-downs of inventory by the Company are made solely with respect to obsolete or slow moving inventory.

At the end of each year, the Company writes-down any obsolete or slow moving inventory which it can no longer use, most of which  is destroyed following the write-down. Any inventory which is neither slow moving nor obsolete which remains as a result of customers postponing or canceling their purchase orders (as was the case during the forth quarter of 2008) is afterwards purchased by the same or other customers and does not require any write-down. No assumptions or estimates are made regarding such inventory or its impairment.

In light of the foregoing, the Company has determined that no enhancement to its critical accounting policy disclosures is required in this regard.

Liquidity, page 37

6.
Your disclosures indicate that you believe you have sufficient cash to meet your present requirements. Please confirm, if true, and revise in the future to clearly state whether the company's cash resources will be sufficient to fund your operating needs for the next twelve months. We refer you to FRC 501.03(a).

Response: The Company respectfully confirms that it believes it has sufficient cash to meet its present requirements. The Company respectfully notes the Staff's comment and will revise future filings to clearly state whether the Company's cash resources will be sufficient to fund its operating needs for the next twelve months.

Compensation, page 43

7.
It appears that you have not disclosed any amounts that you have set aside or accrued to provide pension, retirement or similar benefits to your directors or executive officers. See Item 6.B.2 of Form 20-F. We note that your board of directors has approved severance payments in the event of termination for the Chief Executive Officer and Chairman of the Board. Please advise.

Response: The Company advises the Staff that it has noted the Staff's comment and added the required disclosure in Item 6 of Amendment No. 1.

The Company supplementally advises the Staff that, as disclosed on page 51 to Amendment No.1 and in Note 9 to the 2009 Financial Statements, under Israeli law and labor agreements, the Company is required to make severance payments to retired or dismissed employees and to employees leaving employment in certain other circumstances. Other than as described therein, in accordance with Israeli law the Company does not have a pension plan or any other liabilities to its employees, officers or directors regarding pension, retirement or similar benefits.

Related Party Transactions, page 51

8.
You state that the company receives "certain personnel and other services" from the Rad Group and distribution services from Bynet and its subsidiaries. Please explain the nature of the services provided by the Rad Group and Bynet and the material terms of the arrangements.

Response: The Company respectfully advises the Staff that the services that the Company receives from the Rad Group and Bynet (which is member of the Rad Group) are internet, the leasing of office space and car leasing services that amount to no more than a few tens of thousands of dollars, which the Company does not depend upon and does not consider material. The material terms of the arrangements with the Rad Group relate to standard equipment, services and products, occur within the Company's ordinary course of business, and are on market terms. The Staff is also referred to the Company’s response to Comment 1 above.

Item 11. Quantitative and Qulitative Disclosures About Market Risk

General

9.
We note that from your disclosures on page 19 that your marketable securities are subject to various risks (i.e. credit, liquidity, market and interest rate risk). Tell us how you considered including a discussion regarding the nature of the risks associated with your marketable securities portfolio. Also, tell us how you considered providing a sensitivity analysis or other quantitative analysis that expresses the potential loss in future earnings, fair value or cash flows related to the instruments. Please refer to Item 11 of Form 20-F.

Response: The Company advises the Staff that it has noted the Staff's comment and added the required disclosure in Item 11 of Amendment No. 1.

Foreign Currency Exchange Risk , page 72

10.
We note from your disclosures on pages 35 and 36 that fluctuations in the U.S. dollar against the New Israeli Shekel have significantly impacted your operating expenses. Tell us how you considered providing a sensitivity analysis or other quantitative presentation of the potential impact of changes in foreign exchange rates pursuant to Item 11 of Form 20-F.

Response: The Company advises the Staff that it has noted the Staff's comment and added the required disclosure in Item 11 of Amendment No. 1.

Item 18 Financial statements

Notes to Consolidated Financial Statements

Note 2- Significant Accounting Policies, page F-8

11.
Tell us and disclose the nature of your short- term bank deposits. In addition, tell us how you considered providing the disclosures as required by ASC 320-10-50-2 and ASC 820-10-50-1 through 50-9 for such deposits. If you continue to hold these deposits in the future, please include disclosures with regards to such investments, both as a separate significant accounting policy discussion as well as within your discussion of credit risk in Note 2.

Response: The Company respectfully advises the Staff that "short-term bank deposits" refer to the Company's bank deposits with original maturity of 3 to 12 months that bear fixed annual interest of 0.59%-1.59%, as of December 31, 2009. These short-term bank deposits are held in the US branch of one of the largest Israeli banks and their use and withdrawal are not subject to restrictions.

These deposits are not considered debt securities under ASC 320-10-20, as they do not meet the definition of security (i.e. they are considered loans receivables from banks rather than Money Market funds). Such short-term deposits are measured at amortized cost, which approximates market values due to their short-term maturity. Accordingly, we believe that the disclosure provisions of ASC 320-10-50-2 do not apply.

In addition, we believe that as these deposits are not measured at fair value under recurring basis, but are carried out at amortized cost, they would not be subject to the ASC 820-10-50 disclosure requirements.

The Company respectfully notes the Staff's comment and in its future filings will provide disclosure in the accounting policy section on the nature of these short-term deposits, and address the credit risk of such deposits.

Note 14- Taxes on Income, page F-28

12.
We note the Company maintained a valuation allowance for deferred tax assets of $68,000 and $491,000 at December 31, 2009 and 2008, respectively. Please tell us the reasons for the 2008 valuation allowance and explain what changes lead to the subsequent decrease in the valuation allowance during fiscal 2009. In this regard, given your historical levels of positive pre-tax net income for each of the last five years, please describe further the positive and negative evidence considered in concluding that it is more likely than not that your deferred tax assets will not be realized. Also tell us how you considered significantly enhancing your disclosures to clarify your accounting for such allowance. We refer you to ASC 740-10-30-17 through 30-24.

Response: The Company respectfully advises the Staff that all available evidence, both positive and negative, has been considered by the Company’s management to determine whether, based on the weight of such evidence, a valuation allowance on deferred tax assets is needed for the years ended December 31, 2008 and 2009. This determination has mainly focused on the projections of future taxable income.

By its very nature, future taxable income requires estimates and judgments about future events that may be predictable.

The Company’s management has primarily considered the following positive and negative factors in determining the valuation allowance to be recognized in 2008:

Positive Factors:

•      Positive pre-tax net income for the past four years was as follows, $1,322 thousand in 2005, $2,553 thousand in 2006, $6,712 thousand in 2007 and $4,769 thousand in 2008.

ASC Topic 740, Income Taxes does not prescribe a methodology to determine whether cumulative losses in recent years exist. In practice, we are aware that 'recent years' generally has been interpreted to mean the current year and prior two years, and earnings/losses have been measured based on pretax book income/loss.

•      The carry-forward tax losses period under the Israeli tax law is unlimited (which is relevant for the parent company), while under the US Federal tax law that period is limited to 20 years  and under the NJ state tax law the carry-forward tax losses would be available for set-off until 2014 ( which is relevant for the subsidiary).

Negative Factors:

•      Single product line - the Company's business was based in its entirety on a single product line (Company's Multi-Port Gigabit-Ethernet Server Adapter) which generated all of the Company's revenues, along with the Company's expectations, at that time, pursuant to which in the foreseeable future, we will continue to be dependent on this line of products for all of the Company's revenues.

•      Short lead time of customers orders and flexible forecasting - the Company's business is characterized by (i) production planning that is eventually based on customers' short term forecasting that can be changed at any given time; and (ii) sales that are actually made according to customers' purchase orders (POs) that are normally provided up to one quarter in advance (no significant backlog beyond one quarter in advance), which made it very difficult to assure profitability in ranges longer than one year in advance at that time.

•      The economic conditions at the end of 2008 and continuing into 2009 - the current economic environment and related uncertainty has provided significant difficulties in the current market environment for us to demonstrate an ability to generate future taxable income or reliably project future operations. In fact, during the second and third quarters of 2008, as a direct result of the economic crisis, the Company's sales and earnings before tax significantly decreased as compared to previous quarters (see the table below), and, though the results of the fourth quarter of 2008 were similar to the results incurred before the crisis, the results in the beginning of 2009 were lower than the Company's results in the middle of 2008.

Year	Quarter	Sales	Income before income taxes
2007	Q1	6,049	1,275
	Q2	6,617	1,722
	Q3	6,640	1,742
	Q4	7,478	1,973
2008	Q1	7,703	1,695
	Q2	5,172	400
	Q3	6,141	994
	Q4	6,538	1,680
2009	Q1	5,018	993
	Q2	4,048	344
	Q3	4,638	524
	Q4	6,822	1,263
2010	Q1	6,400	1,148
	Q2	6,739	1,626

The Company’s management exercised its best judgment in considering all of the abovementioned factors for 2008. The management concluded that based upon its estimations and forecasts for 2008, considering that although it may be acceptable for a profitable enterprise to assume that future taxable income will at least equal the level of taxable income generated in recent years, a recent history of earnings should not be the sole source of evidence used to support a conclusion that deferred tax benefits will be realized. In addition, despite the recent history of earnings at that time, we already started to face significant uncertainties about future operations as a result of the economic crises. Taking this fact in to consideration, together with other negative factors regarding a limited time frame in which profitability can be reasonably projected and a single product line the demand for which may decrease (when new products have not been developed yet), the Company’s management concluded that for a period exceeding one year there the substantial negative factors heavily outweighs the positive factors. Accordingly, it has been determined that a valuation allowance would be recognized in 2008 for deferred tax assets that are not expected to be realized in the consecutive year as their realization was not considered to be  likely.

With respect to 2009, the Company’s management primarily considered the following factors in determining the valuation allowance to be recognized for this year:

•      Proven strength - as of December 31, 2009 we concluded five consecutive years of profitability. During 2009 in particular, which was influenced by a major worldwide economic downturn as discussed above, we have not experienced loss and completed four profitable quarters despite the year’s significant challenges. Furthermore, in the last two quarters of 2009, the Company has been able to restore a process of growth in its business (which constitutes stronger evidence of a profitable business plan than in 2008), a trend which continued in the beginning of 2010 (as describe in the table above).

•      New products – the Company launched several new products in 2009 and in the beginning of 2010, which received a strong positive reaction in the market, and are currently penetrating the Company's existing customer base. Furthermore, new customers have also expressed interest in such new products. The Company believes that its new products will prove to be a significant benefit in future years.

•      Improved projected probability for future net taxable income - in prior years the Company was unable to provide profitability visibility for periods of more than one year in advance. This was mainly due to the business characteristic of customers' short term forecasting that can be changed at any given time, and to the Company’s product line that can influence a reduction in demand due to market trends. The Company's results for the year ended 2009 together with certain improved macroeconomic trends allowed the Company to assume future profitability beyond the range of the following fiscal year. Although still subject to the same business characteristics as indicated above, the diverse future growth opportunities can support the ability to extended profitability visibility.

•      Many of the Company’s customers have renewed their purchases to their level of purchases prior to the economic crises, and the Company made initial sales associated with new products and customers.

The Company’s management believes that, although some of the negative factors that were identified in the 2008 evaluation, as discussed above, did not change, there are substantial new positive factors that heavily outweigh the negative factors. Accordingly, it has been determined that a significant amount of the valuation allowance should be decreased in 2009 in order to increase the recorded deferred tax asset to the amount that will, more likely than not, be realized. In fact, the balance of the valuation allowance as of December 31, 2009 includes only the carry-forward losses of the Company’s subsidiary in the US due to cumulative losses in recent years and considering the time limitation for utilizing it under the US tax law.

The Company respectfully notes the Staff's comment and will enhance its disclosures in future filings in order to clarify its changes in estimation and accounting for such allowance.

Exhibits 12.1 and 12.2

13.
Please use the exact language as referenced in exhibit 12 of Form 20-F in future filings. In this regard, we note that your certifications pursuant to Section 302 of the Sarbanes-Oxley Act refer to "annual report" in paragraphs 2, 3 and 4(a) as opposed to referring to "report" as indicated in the instructions to exhibits of Form 20-F.

Response: The Company respectfully notes the Staff's comment and will revise future filings to use the exact language as referenced in exhibit 12 of Form 20-F.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly contact the undersigned at (972) 3 608 7607, if you have any questions or require additional information.

Very truly yours,

/s/ Margarita Feigin
Margarita Feigin, Adv.

cc:            Mr. Eran Gilad
Chief Financial Officer

1 Azrieli Center, Tel Aviv 67021, Israel | Tel: (+972) 3 608 7777 | Fax: (+972) 3 608 7724
31  Hillel Street, Jerusalem 94581, Israel | Tel: (+972) 2 623 9239 | Fax: (+972) 2 623 9233
www.arnon.co.il | info@arnon.co.il